UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA/A
[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended: June 30, 2017

iConsumer Corp.
(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction ofincorporation or organization)	(I.R.S. EmployerIdentification No.)

Suite 351 19821 NW 2nd Avenue
 Miami Gardens, FL 33169
(Mailing Address of principal executive offices)

(800) 372-6095
Issuer’s telephone number, including area code

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2017. The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

The company is in an early stage of development. Operations prior to January 2016 produced minimal revenues.

The company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with vendors for web traffic and sales referred through the iConsumer.com website and apps. The company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Revenues were negligible prior to 2016.

Beginning in June 2015, the company began to earn commission revenue by directing customers to participating retailers. Measurable revenue from operations began in January 2016. The company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers.

In August, 2016 the company engaged a full-service marketing agency to prepare a launch of the brand in anticipation of qualification before the start of the Christmas holiday shopping season. Deliverables from this engagement included new branding, site redesign, and marketing collateral.

Starting in the third quarter of 2016 and continuing throughout 2017, the company launched improved generations of its mobile apps for Apple IOS and Android. It also launched updated versions of the iConsumer Button for Chrome, Safari, Firefox, Internet Explorer, and Microsoft Edge. Regular releases of the apps and the Button have occurred since that time. These technologies are provided under the license agreement with Outsourced Site Services, LLC (“OSS”), outlined more fully below.

In September 2016 the company’s Regulation A offering, described below under “Liquidity and Capital Resources,” was qualified by the Securities and Exchange Commission (“SEC”). It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its customers and selling equity for cash.

During the first quarter of 2017, the company increased the offering price of the Series A Non-Voting Preferred Stock to $.09 per share. The company officially announced that it was leaving its “beta testing” phase in February, and commenced full operating mode. The company began advertising heavily to build its membership base, and its base of potential cash investors.

During the second quarter of 2017, the company continued to advertise heavily. By the end of the period, the company had grown from approximately 13,000 members at the beginning of February 2017, to over 40,000 members.

The company successfully closed the Regulation A offering in May 2017 in order to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTC QB market. At the time of the closing, the company had approximately 2,600 shareholders, and had raised approximately $185,000 from cash investors.

The company completed its testing of widely varying member incentives in January 2017. As a result, gross income went down, and gross margin increased. The primary factors affecting gross income (revenue) are the number of users of the company’s services (members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the company can affect the amount of gross income earned. Generally, the higher the share, the more likely a member will make a transaction that generates revenue.

Gross margin is gross income less the direct costs of that income (i.e., rebates). Rebates have cash and non-cash components. The non-cash component reflects the estimated fair value of the preferred stock to be transferred to the member as the earned rebate.

The company focuses on the cash component of its gross margin as the best indicator of results.

The amount spent on marketing is likely to be larger in relation to the number of members in the earlier days of operations, decreasing as the number of members grows.

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 17 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs Robert Grosshandler and Sanford Schleicher.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the company (the “License Agreement”). The provisions of the License Agreement with OSS will significantly affect the company’s financial results. Under the License Agreement, the company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS, which would likely change the company’s gross margins and profitability.

Both iGive and OSS are 100% owned by Robert Grosshandler.

Results of Operations

Six Months ended June 30, 2016 Compared to Six Months ended June 30, 2017

Revenues for the six months ended June 30, 2017 were $211,266, a decrease from revenues of $328,478 in the same period in 2016, reflecting the effects of reducing the cash back incentive. Revenues were primarily composed of commissions from merchants.

The company’s cost of goods consists of the rebates (cash) earned by its members for making the purchases that generated those revenues. For the first six months of 2017, those costs amounted to $187,098, compared to $440,152 (restated) in the first six months of 2016. In 2016, a portion of the rebates provided to members was classified as a marketing expense on the company’s previously published financial statements, as the company was experimenting with different ratios and amounts. Beginning in 2017, all cash rebates are classified as cost of goods, and the stock portion is classified as a marketing expense. We have restated the prior period to reflect this. Of the $504,457 in marketing expense, $403,074 was in the form of preferred stock, a non-cash item. The stock was valued at $0.045 per share for stock earned through February 11, 2017, and $.09 per share thereafter. The value reflects the price paid by third party purchasers in the Regulation A offering that closed in May 2017.

Operating expenses increased to $613,300 for the first six months of 2017, from $322,592 in the same period in 2016. The primary components of operating expenses were as follows:

●
Marketing expense increased to $504,457 from $ 247,667, reflecting the company’s increased operations. The member stock awards – a non-cash item (primarily rebates, but also rewards for joining and referring other shoppers) increased to $403,074 from $229,534. The Advertising and Promotion expense increased to $101,383 from $18,133. The company prepares and launches marketing campaigns that utilize paid media (e.g. Facebook, Google Adwords, and other sites). It incents third parties to promote iConsumer utilizing cash and stock. It incents members to join iConsumer using cash and stock. It further incents members to recruit members utilizing cash and stock. Marketing expense did not include expenses related to the company’s offering under Regulation A. Expenses related to the offering were charged against shareholder’s equity, in accordance with appropriate FASB and SEC rules.

●
Fees to OSS were $42,141 in the first six months of 2017, a decrease from fees of $65,696 in 2016. This reflected the reduction in gross income. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of 1,700 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

●
Legal fees through June 30, 2017 were $25,247, compared to $7,697 in 2016.

●
Accounting fees were $22,500 in 2017. The company did not incur any accounting fees in the first six months of 2016.

As a result of the foregoing factors, the company recorded a net loss of $589,132 in the first six months of 2017 compared to a net loss of $434,266 in the first six months of 2016.

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The company is completely dependent on the proceeds from a planned private placement of convertible debt, a planned follow-on offering of equities utilizing Regulation A and support from affiliated companies to execute its plan of operations. In September 2016, the company commenced an offering under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). It offered up to $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $.045 per share, subsequently raised to $.09 per share. During the first six months of 2017, the company received $20,122 in cash from the sale of its preferred securities in the Regulation A offering. The offering was closed in May 2017. In September 2017, the company commenced a private placement under Rule 506(c) of Regulation D promulgated under the Securities Act of up to $2,000,000 aggregate principal amount of 8% Convertible Promissory Notes due 2020, convertible into shares of its Series A Non-Voting Preferred Stock. The company has no debt, outside of its obligations to remit earned cash back to members when due, and no obligations to make any capital expenditures. The company has no bank lines or other financing arranged.

Trend Information

The company is reliant on the economic trends affecting online shopping in the United States. Once the company targets non-U.S. markets, the growth of online shopping in those markets will be important. The migration of retail shopping from physical locations to the internet continues, and is expected to continue into the foreseeable future. The company believes that this trend is positively affecting its growth.

Amazon continues to enjoy a significant share of that online retail growth. The company has a relationship with Amazon, but the revenues from that relationship are negligible. Should the company succeed in increasing the share of its revenues from Amazon, the company would have increased customer concentration risk.

U.S. retailers that rely primarily on physical locations are under significant economic pressure. Many of them are going through or will go through bankruptcy proceedings. The company has relationships with some of those retailers. The company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The company utilizes online advertising to attract new members. Online advertising continues to grow as a percentage of the advertising market. The cost of the company’s advertising is subject to change, both up and down, depending on the state of the advertising market.

Consumers’ internet use, and especially mobile internet use, continues to grow. The company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the company. The company utilizes technology partners that continue to invest heavily in platforms that are intended to make the company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The company believes that its ability to operate virtually will help to mitigate the increased employee challenge.

The company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act. Anecdotally, there is an increasing acceptance of Regulation A offerings. The company has found the SEC to be increasingly familiar with the changes brought about by this legislation. The increased activity may also affect FINRA’s ability to respond in a timely fashion to Regulation A related filings.

The alternative markets (e.g. OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the company to obtain or maintain a market for its securities.

The competition has begun to utilize alternative advertising mechanisms. Last holiday shopping season, Retailmenot (whose acquisition was announced in the first quarter of 2017) advertised in retail malls. eBates appeared to utilize TV advertising to a greater extent than observed in prior years.

The adoption of new mobile wireless technologies such as 4G and soon, 5G, continue to make mobile usage of the company’s offerings more likely.

Item 2. Other Information

None.

Item 3. Financial Statements

iConsumer Corp.
BALANCE SHEETS
June 30, 2017 (unaudited) and December 31, 2016 (audited)

	6/30/17 (unaudited)	12/31/2016 (audited)
ASSETS
Current Assets
Checking	0.00	0.00
Total Checking/Savings	0.00	0.00
Other Current Assets
Due from Outsourced Site Services	0.00	0.00
Deferred Offering Costs	0.00	0.00
Due from Escrow Agents	4,294.80	53,024.99
Investor Funds Receivable	0.00	7,000.00
Miscellaneous Receivables	0.00	0.00
Total Other Current Assets	4,294.80	60,024.99
TOTAL ASSETS	4,294.80	60,024.99
LIABILITIES & EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	10,800.00	5,300.36
Accrued Accounts Payable	0.00	240.66
Checks Written in Excess of Cash	9,337.02	20,469.24
Member Cash Back Payable	192,505.28	153,713.23
Member Preferred Stock Back Distributable	148,835.90	263,129.07
Total Current Liabilities	361,478.20	442,852.56
Non-Current Liabilities
Due to Related Parties	183,613.30	102,211.64
Member Preferred Stock Back Distributable Long Term	464,326.82	0.00
Total Non-Current Liabilities	647,940.12	102,211.64
Total Liabilities	1,009,418.32	545,064.20
Equity
Paid in Capital	(200,000.00)	(200,000.00)
Paid in Capital in Excess of Par	315,552.65	247,824.41
Retained Earnings (Deficit)	(1,327,892.42)	(738,760.45)
Stockholder's Equity (Deficit)
Class A Common Stock, 1,000,000 authorized, $0.001 par, converted to Common Stock as of July 6, 2015	0.00	0.00
Class B Common Stock, 1,000,000 authorized, $0.001 par, converted to Preferred Stock as of July 6, 2015	0.00	0.00
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2016 and 2015	100,000.00	100,000.00
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 107,216,247 and 100,000,000 issued & outstanding at June 30, 2017	107,216.25	105,896.83
Total Equity (Deficit)	(1,005,123.52)	(485,039.21)
TOTAL LIABILITIES & EQUITY (DEFICIT)	4,294.80	60,024.99

See accompanying notes to the financial statements

iConsumer Corp.
STATEMENTS OF OPERATIONS
For six month periods ended June 30, 2017 and June 30, 2016
(unaudited)

	6/30/17 (unaudited)	6/30/16 (unaudited)
Revenues:
Commissions from Merchants	210,706.12	328,477.90
Miscellaneous Income	560.27	0.00
Total Income	211,266.39	328,477.90
Cost of Goods Sold
Member Cash Back Rebate	187,098.31	440,152.20
Total COGS	187,098.31	440,152.20
Gross Profit	24,168.08	(111,674.30)
Operating Expenses
Accounting	22,500.00	0.00
Bank Service Charges	0.00	353.00
Legal Fees	25,247.45	7,697.13
Marketing
Member Stock Awards	403,073.84	229,534.07
Advertising & Promotion	101,382.70	18,132.93
Membership Expenses	1,343.42	1,179.04
OSS Service Fee	42,141.24	65,695.58
Stock Issuance Fees	17,611.40	0.00
Total Operating Expenses	613,300.05	322,591.75
Net Loss	(589,131.97)	(434,266.05)

See accompanying notes to the financial statements

iConsumer Corp.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Periods Ended June 30, 2017, December 31, 2016, and December 31, 2015
iConsumer Corp.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the periods ended June 30, 2017, December 31, 2016, and 2015

	Class A Common Stock		Class B Common Stock		Common Stock	Preferred Stock	Paid-In		Additional	Total
	No. of	Amount	No. of	Amount	No. of	Amount	No. of	Amount	Capital	Accumulated	Stockholder's
	Shares	Par ..001	Shares	Par ..001	Shares	Par ..001	Shares	Par ..001	(Deficit)	Deficit	Equity (Deficit)

Balance at December 31, 2015 (audited)	-	$-	-	$-	100,000,000	$100,000	100,000,000	$100,000	$(200,000)	$(57,614)	$(57,614)

Stock Distributed to Investors							3,433,889	$3,434	$139,455		$142,889
Stock Distributed to Members							2,462,942	$2,463	$108,369		$110,832
Net Loss										$(681,147)	$(681,147)
Balance at December 31, 2016 (audited)	-	$-	-	$-	100,000,000	$100,000	105,896,831	$105,897	$47,824	$(738,761)	$(485,040)

Stock Distributed to Investors							190,243	$190	$15,817		$16,007
Stock Distributed to Members							1,129,173	$1,129	$51,911		$53,040
Net Loss										$(589,132)	$(589,132)
Balance at June 30, 2017 (unaudited)	-	$-	-	$-	100,000,000	$100,000	107,216,246	$107,216	$115,552	$(1,327,893)	$(1,005,124)

See accompanying notes to the financial statements

iConsumer Corp.
STATEMENT OF CASH FLOWS
For six month periods ended June 30, 2017 and June 30, 2016
(unaudited)

	6/30/2017 (unaudited)	6/30/2016 (unaudited)
OPERATING ACTIVITIES
Net Loss	(589,132)	(434,266)
Adjustments to reconcile Net Loss
to net cash provided by operations:
Deferred Offering Costs	0	(685)
Other Receivables	55,730	(25)
Accounts Payable	5,259
Change in Due to Related Party	81,402	(165,605)
Member Cash Back Payable	38,792	288,968
Preferred Stock Distributable	350,034	229,534
Net cash provided by Operating Activities	(57,915)	(82,079)
FINANCING ACTIVITIES
Paid in Capital	71,843	0
Checks Written in Excess of Cash Stockholder's Equity: Class A Common Stock	(11,132)	82,042
Checks Written in Excess of Cash Stockholder's Equity: Class A Common Stock	0	0
Stockholder's Equity: Class B Common Stock	0	0
Stockholder's Equity: Common Stock	0	0
Stockholder's Equity: Preferred Stock	1,319	0
Net cash provided by Financing Activities	73,162	0
Net cash increase for period	15,247	(37)
Cash at end of period	0	0

See accompanying notes to the financial statements

iConsumer Corp.
NOTES TO THE FINANCIAL STATEMENTS
For the six month period ended June 30, 2017 (unaudited)

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s Regulation A offering was qualified by the SEC, and the Company became fully operational.

The Company’s Regulation A offering was re-qualified by the SEC in February, 2017, reflecting the change of the stock price from $.045 per share to $.09 per share. The Company closed its offering in May, 2017 in order to get a ticker symbol and be quoted on a market.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no accounts receivable or associated allowances for doubtful accounts established as of June 30, 2017 or December 31, 2016.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of June 30, 2017 or December 31, 2016.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website and intends to earn revenues through agreements with vendors for web traffic and sales referred through the iConsumer.com website. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  Significant revenues began being recognized beginning in the year ended December 31, 2016 and have continued through June 30, 2017.

Cost of Sales

For 2016, the Company’s targeted cash and stock back (cost of sales) was 80% of revenue. As part of its marketing efforts, the Company frequently varied from that target. The difference from that target was recorded and presented as a marketing expense. During the first six months of 2017, the Company did not frequently vary from its target of 80% cash back and 80% stock back and does not anticipate using that target going forward. The Company adjusted its recognition of cash rebates retroactively to reflect 100% of cash back awards as cost of sales, and 100% of stock back expenses as a marketing expense. For clarity and consistency of presentation, these statements reclassify the June 30, 2016 stock back expense as a marketing expense, and the June 30, 2016 cash back expense in excess of the 80% target as a Cost of Goods Sold.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company closed its Offering discussed in Note 6. It anticipates engaging in another equity offering after it receives FINRA approval and a stock ticker symbol.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates which are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2016, and December 31, 2015, the Company had deferred tax assets of approximately $300,000 and $25,000 respectively, related to net operating loss carryforwards (NOL). At June 30, 2017 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of June 30, 2017 or December 31, 2016. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the six months ended June 30, 2017 and 2016 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each year 2010-2014 during July 2015. The Company also filed its return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year, other than 2015. The Company believes it is in compliance after filing these returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company has filed for an extension to file U.S. federal tax returns for the year 2016.

Stock Distributable to Members

In January of 2017 the Company began to estimate and recognize the difference between the shares earned by and due to members that likely will be issued and transferred in the current year and shares earned that will likely be issued and transferred in a future period. Beginning in June of 2017 the Company clarified to members that a member may be charged a fee for such issuance and transfer. As of June 30, 2017, no member has been charged a fee.

As of May 11, 2017, the Company has ceased issuing and transferring shares, because, with the closing of its offering, it does not have an open, qualified offering statement under which it may offer shares. The Company is awaiting the issuance of a ticker symbol by FINRA before it files a new offering statement with the SEC that, upon SEC qualification, would allow the Company to offer, issue, and transfer shares.

Reliance on Related Party
The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 107,216,246 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including: dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulates the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transfers, assigns, delivers, and surrenders to the Company his pre-recapitalization shares and the Company issues post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June, 2015, and began to generate meaningful revenue in 2016. It has sustained net losses of $681,147 and $54,403 for the years ended December 31, 2016 and 2015, respectively. It has sustained an additional net loss of $593,246 for the six month period ended June 30, 2017. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs, or entering into a formal agreement with the either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of June 30, 2017 the Company owed $183,613 to the Related Parties for expenses paid on the Company's behalf since inception.

NOTE 6:  OFFERINGS

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering called for the Company to offer for sale under Regulation A $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification of the Company’s offering statement by the SEC.  The offering was a continuous offering. It allowed for multiple closings.  The first closing occurred in December, 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017. The Company’s offering statement was amended, and on February 13, 2017 it was requalified by the SEC, to adjust the subscription agreement, and change the price per share from $.045 to $.09. The Offering continued through May 11, 2017.  The Company incurred costs of $15,750.50.

In order to seek quotation of the Series A Non Voting Preferred stock on the OTC QB market FINRA rules required the Company to close it offering in order to receive the FINRA approvals necessary to facilitate quotation in its stock. It closed its offering on May 11, 2017. As soon thereafter as practical (subsequent to FINRA approvals), the Company intends to file a new offering statement to the SEC. There is no obligation for the SEC to qualify this offering statement.

The Company is working with a broker dealer to obtain FINRA approval, and subsequently, have its stock quoted on the OTC QB market. There are no requirements on FINRA as to when, or if, its approval may be forthcoming. The Company is targeting a quotation date in the fourth quarter of 2017.

There is presently no secondary market for the Company’s securities and therefore the Company cannot guarantee that its securities will ever be tradeable on an exchange, a market, or have any other liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an Offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a Private Placement of $2,000,0000 of convertible debt in June, 2017. The company had closed on $135,000 of the private placement as of September 17, 2017. The terms of this debt have a term of three years, accrued interest for the first year of 8%, and interest only payments years two and three of 8%. The debt would be convertible at a price of $.075 per share of the Series A Preferred Non Voting stock. This offering utilizes Regulation D (560(c), and is open to accredited investors only. The company anticipates altering the offering to revise the discount on conversion after September 25, 2017. Further, the company began exploring in September the potential for a similar offering of debt securities utilizing Regulation A, to appeal to non-accredited investors.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 7, 2017 the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised and/or added to the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members (customers), is offering customers and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a customer, recruiting other customers, and utilizing the Company’s services to earn cash back on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Preferred Class A.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $.045 per share through February 13, 2017. This valuation is the per share price ($.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $.09 per share. This valuation is the per share price ($.09) received in the amended Offering beginning February 13, 2017. The valuation will be adjusted from time to time to reflect the price in the then current offering, or if a liquid market exists for the equity, the price at which the equity trades. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of December 31, 2016 the Company had issued and transferred 2,462,942 shares of Preferred Stock equity under this marketing program to approximately 1,600 customers, who thus became shareholders. The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of sales.  It has recognized a total of $373,024 as of December 31, 2016 to reflect this expense.

As of June 30, 2017 the Company had issued and transferred an additional 1,163,384 shares of Preferred Stock under this marketing program to customers. The total number of shareholders has grown to 2602. The Company began to recognize the entire cost of this program as a marketing expense.

As of June 30, 2017, approximately 40,000 members were due 9,923,723 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns and account inactivity. The Company will not be issuing and transferring these shares until it has an offering statement qualified by the SEC.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Certificate of Designations (3)
4	Form of Subscription Agreement (4)
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016 (5)
6.2	2016 Equity Incentive Plan (6)
7	Recapitalization and Exchange Agreement dated July 6, 2015* (7)
8	Form of Escrow Agreement (8)

(1) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit2-1.htm
(2) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/iconsumercorp-bylaws.htm
(3) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit3-1.htm
(4) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex4.htm
(5) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460016000165/osslic.htm
(6) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex6.htm
(7) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/recapagreement.htm
(8) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on September 22, 2017.

iConsumer Corp.

/s/ Robert N. Grosshandler
By: Robert N. Grosshandler, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Robert N. Grosshandler

By: Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director

Date: September 22, 2017